                                BERT LOGIC INC.
                          c/o Abramovich, Yosef, Hakim
                         "Toyota Towers" 65 Igal Alon St.
                            Tel-Aviv 67443 ISRAEL
                            Tel: 011-972-(0)3-5628288


                                    ---------

  INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                        OF 1934 AND RULE 14F-1 THEREUNDER

This Information Statement is being mailed on or before September 6, 2002, to holders of record on September 4, 2003, of shares of Common Stock ("Common
Stock") of Bert Logic, Inc., a Washington corporation (the "Company") in connection with an anticipated change in all officers and members of the Company's Board of Directors. The information contained in this Information
Statement regarding the persons designated to become officers and directors of the Company has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness. The information contained in this Information Statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 of the Securities and Exchange Commission (the "SEC") thereunder.

Effective September 4, 2003, Lance Rudelsheim, (the "Seller") closed on a share purchase agreement (the "Share Purchase Agreement") with certain buyers ("Buyers") pursuant to which the Buyers, purchased 5,000,000 shares of the currently outstanding 6,000,000 shares of common stock ("Common Stock") of Bert Logic, Inc. (the "Company") for an aggregate purchase price paid to the individual Seller of $10,000.

In connection with the consummation of the transaction, Lance Rudelsheim resigned as President and sole director of the Company and appointed Mr. Bob Pico as the new sole director of the Company and as the Company's Chief Executive Officer. Since 1989, Mr. Pico has held various positions with TranSwitch Corporation, a publicly held company that is traded on the NASDAQ exchange. Mr. Pico has served as the Director of Business Operations, Vice President of Sales and Vice President of Business Development. In 1966, Mr. Pico received a BSEE from the University of Hartford, in 1972 he received an MS in Physics from Trinity College and in 1981 he received an MBA from the University of Hartford.

As a result of these transactions, each of the following individuals shall own greater than 5% but less than 10% of the Company's outstanding shares: Ori Ackerman, Yoram Allalouf, Yaron Sagie, Shoshana Stolero, Gal Sagi, Sharon Laor, Yaacov Livne, and Yael Zucker. Also, in connection with the transaction, the Company's principal executive offices will now be located at the office of one of the Company's shareholders at: "Toyota Towers" 65 Igal Alon St. -Aviv 67443 Israel. Such office space is being provided to the Company on a temporary basis at no cost.


     WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

     This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company in conjunction the above referenced individual stock sale, and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

                           TERMS OF THE STOCK PURCHASE

     Under the terms of the Purchase Agreement, Mr. Rudelsheim sold a total of 5,000,000 shares in a private transaction for an aggregate purchase price of $10,000 (the "Purchase Price"). The 5,000,000 shares as of this date amount to approximately 83.33% of the Company's issued and outstanding common stock.


                       INFORMATION CONCERNING THE COMPANY

BUSINESS

     Information concerning the business of the Company and its results of operations and financial condition are incorporated by reference to its Annual Report on Form 10-KSB for the year ended July 31, 2002, as filed with the Securities and Exchange Commission and available electronically on EDGAR at www.sec.gov.
    -------

DESCRIPTION  OF  SECURITIES

     The following description is a summary and is qualified in its entirety by the provisions of the Company's Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to the Company's registration statement on Form SB-2, previously filed with the Commission and available electronically on EDGAR at www.sec.gov.

     COMMON  STOCK.

As of September 4, 2002, there were 6,000,000 common shares issued and outstanding.

BERT Logic Inc.'s authorized capital consists of 100,000,000 shares of common stock, par value $.0001 per share and 20,000,000 of preferred stock, par value
$.0001  per  share.     Each record holder of common stock is entitled to
one vote for each share held on all matters properly submitted to the shareholders for their vote. The articles of incorporation do not permit cumulative voting for the election of directors, and shareholders do not have any preemptive rights to purchase shares in any future issuance of the Company's common stock.

Because the holders of shares of the Company's common stock do not have cumulative voting rights, the holders of more than 50% of the Company's outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

The holders of shares of common stock are entitled to dividends, out of funds legally available therefore, when and as declared by the Board of Directors. The Board of Directors has never declared a dividend and does not anticipate declaring a dividend in the future. In the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to shareholders after payment of all creditors.


                      PRINCIPAL STOCKHOLDERS OF THE COMPANY

     The following tables set forth the beneficial ownership of the Company prior and immediately following the Closing:

STOCKHOLDINGS  PRIOR  TO  CLOSING

     The following table sets forth, as of the date of this Information Statement, the stock ownership of each executive officer and director of the Company, all directors and executive officers as a group, and each person known by the Company to be a beneficial owner of more than five percent of its issued and outstanding Common Stock. As of such date, the Company had a total of 6,000,000 shares of Common Stock issued and outstanding. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares. Except as otherwise noted, no person listed below has any options, warrants, or other rights to acquire additional securities of the Company.

                                                                        Percentage of
                                                                         Outstanding
Name                                                     Shares  Owned  Shares  Owned
-----                                                   -------------  -------------

Lance  Rudelsheim . . . . . . . . . . . . . . . . . .      5,000,000         83.33%
President, Secretary, Treasurer, and Director
Suite 1102, 701 Victoria Park Avenue West,
North Vancouver  British  Columbia,  Canada  V7M  2L2


STOCKHOLDINGS  FOLLOWING  THE  CLOSING

     The table below sets forth the name and address of every person who, following the Closing, will be a director or executive officer of the Company, such directors and executive officers as a group, and other persons who will, to the Company's knowledge, own of record or beneficially more than five percent of its issued and outstanding Common Stock. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares. Except as otherwise noted, no person listed below has any options, warrants, or other rights to acquire additional securities of the Company.

Name  and  Address               Amount  and  Nature              Percent
of  Beneficial  Owner          of  Beneficial  Owner             of  Class
-----------------------          ---------------------           ---------

Bob Pico                              0                             0
Director and CEO
3 Enterprise Drive
Shelton, CT 06484

Ori Ackerman                      450,000                           7.5%
c/o Bert Logic Inc.
Abramovich,  Yosef,  Hakim
"Toyota  Towers"
65 Igal Alon St.
Tel-Aviv 67443, Israel

Yaron  Sagie                      580,000                           9.6%
c/o Bert Logic Inc.
Abramovich,  Yosef,  Hakim
"Toyota  Towers"
65 Igal Alon St.
Tel-Aviv 67443, Israel

Shoshana Stolero                  570,000                           9.5%
c/o Bert Logic Inc.
Abramovich,  Yosef,  Hakim
"Toyota  Towers"
65 Igal Alon St.
Tel-Aviv 67443, Israel

Yoram Allalouf                    360,000                             6%
c/o Bert Logic Inc.
Abramovich,  Yosef,  Hakim
"Toyota  Towers"
65 Igal Alon St.
Tel-Aviv 67443, Israel

Gal Sagi                          550,000                           9.16%
c/o Bert Logic Inc.
Abramovich,  Yosef,  Hakim
"Toyota  Towers"
65 Igal Alon St.
Tel-Aviv 67443, Israel

Sharon Laor                       540,000                           9%
c/o Bert Logic Inc.
Abramovich,  Yosef,  Hakim
"Toyota  Towers"
65 Igal Alon St.
Tel-Aviv 67443, Israel

Yaacov Livne                      570,000                           9.5%
c/o Bert Logic Inc.
Abramovich,  Yosef,  Hakim
"Toyota  Towers"
65 Igal Alon St.
Tel-Aviv 67443, Israel

Yael  Zucker.                     580,000                           9.6%
c/o Bert Logic Inc.
Abramovich,  Yosef,  Hakim
"Toyota  Towers"
65 Igal Alon St.
Tel-Aviv 67443, Israel



     The Company is not aware of any material proceeding to which Mr. Pico, the new director and Chief Executive Officer, is a party adverse to the interests of the Company or has a material interest adverse to the Company. During the past five years, none of the Designees has:

     (1) Petitioned for bankruptcy or had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

     (2) Been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3) Been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) Been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

There are no relationships between any of the Buyers and Sellers. Of the Buyers, Yaron Sagi is the brother of Efie Sagi and Gal Sagie is the son of Yaron. Gal is not a minor and does not live in the same home as his father. Yoram Allalouf is the son of Sara Allalouf. Yoram is not a minor and does not live in the same home as his mother.

                            MANAGEMENT OF THE COMPANY

PREVIOUS  BOARD  OF  DIRECTORS  AND  MANAGEMENT

The Company's shall have a minimum of one director on the board at any time. Vacancies are filled by a majority vote of the remaining directors then in office. The directors and executive officers of the Company are as follows:


Name                          Age              Positions  Held
-----                         ---               ---------------

Lance Rudelsheim              40            President,  Secretary,
                                            Treasurer, Director

Pursuant to the purchase agreement and as of the effective date of this filing, the officers and directors named above will resign as officers and directors of the Company, and the Board of Directors of the Company will be comprised of Bob Pico who shall also serve as the Company's Chief Executive Officer.


COMMITTEES  OF  THE  BOARD  OF  DIRECTORS

     The Company has no standing audit, nominating or compensation committee. It is contemplated that such committees will be formed after the Closing.

NEW MANAGEMENT  AND  BOARD  OF  DIRECTORS

     None of the Designees named below is currently an officer or Director of or holds any position with the Company, nor are they known to own any shares of the Company. The following table identifies each of the Designees and executive officers of the Company who will take office at the Closing:



                            PROPOSED POSITION(S) WITH
NAME                AGE     THE COMPANY
----------------------------------------------------------------------

Bob Pico            58      Chief Executive Officer and Director

     None of the above Designees has received any compensation from the Company, and there have been no transactions between the Company and any of these Designees other than as set forth in this Information Statement.

                COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

SUMMARY  COMPENSATION  TABLE


The following table provides summary information for the years 2000, 2001 and 2002 concerning cash and non-cash compensation paid or accrued by the Company. to or on behalf of the president and the only other employee(s) to receive compensation in excess of $100,000.

                                  SUMMARY COMPENSATION TABLE

                                                      Long Term Compensation
                                               ----------------------------------
                      Annual Compensation            Awards              Payouts
                    -------------------------------------------------------------
                                      Other                 Securities
                                      Annual   Restricted     Under-
Name and                             compen-      Stock        lying       LTIP     All Other
Principal           Salary   Bonus    sation     Awards      Options/    Payouts     Compen-
Position      Year    ($)     ($)      ($)         ($)       SARs (#)      ($)     sation ($)
-----------------------------------------------------------------------------------------------
Lance         2000        -       -         -            -            -         -            -
Rudelsheim    2001        -       -         -            -            -         -  $   12,000*
              2002        -       -         -            -            -         -  $   12,000*
 President,
Secretary,
and Director

* This is a non cash item and accounted for as donated capital in the financial statements


EMPLOYMENT  AGREEMENTS.

We currently have no written employment agreements with any of our key officers and directors.

                             INDEMNIFICATION POLICY


Pursuant to Washington State law, a corporation may indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if the individual acted in good faith; and he or she reasonably believed that, in the case of conduct in the individual's official capacity with the corporation, his or her conduct was in its best interests; in cases not involving his or her official capacity, his or her conduct was at least not opposed to its best interests; and in the case of any criminal proceeding, he or she had no reasonable cause to believe the conduct was unlawful. A corporation is prohibited from indemnifying a director in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation, in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in the director's official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by the director.

The articles of the Company provide that BERT Logic Inc. will indemnify its directors to the full extent permitted under Washington state law. The bylaws of the Company provide that the Company will indemnify and hold harmless each person who was, is or is threatened to be made a party to or is otherwise involved in any threatened proceedings by reason of the fact that he or she is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another entity, against all losses, claims, damages, liabilities and expenses actually and reasonably incurred or suffered in connection with such proceeding.



                         NO STOCKHOLDER ACTION REQUIRED

     This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. NO VOTE OR
OTHER ACTION IS BEING REQUESTED OF THE COMPANY'S STOCKHOLDERS. THIS INFORMATION STATEMENT IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY.

     This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.
                                                               -----------


                                                   /s/ Bob Pico
                                                   -------------------------
                                                    Bob Pico
                                                    The  Board  of  Directors

September 4,  2003
Tel-Aviv, Israel